Exhibit 99.62

April 29, 2020

VIA SEDAR

British Columbia Securities Commission (as principal regulator)

Alberta Securities Commission

Financial and Consumers Affairs Authority, Securities Division, Saskatchewan

Ontario Securities Commission

Autorite des marches financiers

Prince Edward Island Office of the Superintendent of Securities

Office of the Superintendent of Securities Service Newfoundland and Labrador

Nunavut Securities Office

Dear Sirs and Mesdames:

Re:       mCloud Technologies Corp.

We refer to the prospectus supplement dated April 29, 2020 (the "Prospectus Supplement") to the short form base shelf prospectus dated April 28, 2020 for Nunavut and to the amended and restated short form base shelf prospectus dated April 28, 2020 of mCloud Technologies Corp. (the "Company") relating to the qualification of units underlying special warrants of the Company.

We hereby consent to the reference to our name on the inside cover page and under the heading "Legal Matters" and to the reference to our name and to the use of our opinion under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" in the Prospectus Supplement.

We have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our opinion or that are within our knowledge as a result of services we performed in connection with such opinion

Yours very truly,

(signed) "Owens Wright LLP"

OWENS WRIGHT LLP

300-20 Holly Street, Toronto, Ontario M4S 3B1

 Tel: 416.486 .9800 I Fax: 416.486 . 3309

owenswright.com